

— including the Proprietary Accounts (as defined below)

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Performance of Similarly Managed Accounts

Although the Fund itself does not have a lengthy performance history, the Investment Manager's Alternative Investment Management Group, which manages the Fund, has experience in managing discretionary accounts that have substantially the same investment policies and are managed in accordance with investment objectives that are substantially similar in substance and in accordance with substantially the same investment strategies as those applicable to the Fund (the "Similar Hedge Fund Accounts"). However, the Similar Hedge Fund Accounts are not subject to certain investment limitations, diversification and distribution requirements and other restrictions imposed under the Investment Company Act and the Internal Revenue Code to which the Fund, as a registered investment company, is subject and which, if applied to the Similar Hedge Fund Accounts, may have adversely affected their performance.

all of

Set forth below is combined performance data provided by the Investment Manager relating to the Similar Hedge Fund Accounts and the Fund (together, the "Similarly Managed Accounts"). Performance data is shown for the period during which the Investment Manager (as more fully explained below) has managed Similarly Managed Accounts through March 31, 2014. The performance of the Similarly Managed Accounts includes the Fund's performance only for the period from October 1, 2012 (commencement of Fund operations) through March 31, 2014.

Certain Similar Hedge Fund Accounts invest primarily in hedge funds that are partnerships organized under the laws of United States jurisdictions, while other Similar Hedge Fund Accounts invest primarily in PFICs like the Fund. The Portfolio Fund Managers, however, will typically manage both U.S. partnerships and PFICs in a substantially similar manner and will normally include substantially similar investments in the portfolios of the U.S. Partnerships and PFICs. The Portfolio Funds structured as PFICs in which the Fund and certain Similar Hedge Fund Accounts invest normally have substantially the same investment policies and are managed by the Portfolio Fund Managers in accordance with investment objectives that are substantially similar in substance and in accordance with substantially the same investment strategies as the on-shore hedge funds that comprise the portfolios of the remaining Similar Hedge Fund Accounts. The primary reason for the difference in the organizational structure of the PFICs and the on-shore hedge funds is for the Portfolio Fund Managers to accommodate investors who are situated differently for tax purposes. Accordingly, the organizational structures of the underlying funds in which the Fund and the Similar Hedge Fund Accounts invest are not expected to produce materially different investment results.

From inception of the performance data in April 1996 until October 2010, the performance data of the Similarly Managed Accounts provided below relates to hedge fund investments made on behalf of proprietary trading accounts of an insurance company and its affiliates (the "Proprietary Accounts"). The Fund's portfolio managers managed the Proprietary Accounts during their tenure with such insurance company. From and after October 2010, when the Fund's portfolio managers joined the Investment Manager, the performance data for the Similarly Managed Accounts includes ~~substantially~~ all of the Similar Hedge Fund Accounts managed by the Investment Manager.

While the Similar Hedge Fund Accounts (including the Proprietary Accounts) employed investment strategies substantially the same as the investment strategies employed by the Fund, the Proprietary Accounts were generally operated in a manner consistent with proprietary accounts — e.g., no management fees or operating costs and no effect of uninvested cash. The Proprietary Accounts had no fixed amount of capital, but were provided with allocations of capital from time to time. Portfolio management decisions made for such accounts may be different (for example, with respect to liquidity and the timing of transactions) than the decisions the investment team would make for the Fund. On the other hand, the remaining Similar Hedge Fund Accounts (i.e., excluding the Proprietary Accounts) have management fees and may be affected by uninvested cash balances. In all cases, however, differences between the investments of the Fund and those of the Similar Hedge Fund Accounts, including the Proprietary Accounts, are expected to be limited and are not expected to produce materially different investment results.

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69



| ALLIANCEBERNSTEIN | RR Donnelley ProFile | PA8710AM003830 11.5.15 | MARmoyer0sw | 30-Jul-2014 17:27 EST | | 746140 TX 70 | 6* |
| AB MULTI-MANAGER ALT | | LNF | | 25-Jun-2014 00:01 EST | COMP | HTM PMT | 1C |

Page 1 of 1

<R>
   The performance data is net of all ~~fees and expenses, including~~ management fees and transaction costs charged to the Similarly Managed Accounts, calculated on a monthly basis, and reflects the deduction of the highest investment advisory fee paid by any Similar Hedge Fund Accounts. The data has not been adjusted to reflect the fees payable by the Fund, which may be higher than the fees imposed on certain Similar Hedge Fund Accounts. These fees and charges will reduce the return of an investment in the Fund. If the Fund's expense structure was applied to the performance below, the performance below could be higher or lower as a result of the varying performance fees charged to the Similar Hedge Fund Accounts paying the highest investment advisory fee. While Similarly Managed Account performance is net of foreign withholding taxes, the performance data has not been adjusted for U.S. corporate or individual taxes, if any, payable by owners of the Similarly Managed Accounts. *but is gross of custody fees,*

   The HFRI Fund of Funds Composite Index is an equal-weighted performance index that includes over 500 constituent funds of *transfer agency* funds that report their monthly returns to Hedge Fund Research, Inc. and have at least $50 million under management or have been actively trading for at least twelve (12) months. The index performance is included to illustrate material economic and market factors *costs* that existed during the time period shown. The index reflects the deduction of the fees paid by the constituent funds of funds and the *and* funds in which they invest (not the fees paid by the Fund). If the Fund were to purchase a portfolio of securities substantially identical *other* to the securities held by the constituent funds of funds, the performance of the Fund would be reduced by the Fund's expenses, *ordinary* including brokerage commissions, advisory fees, custodial fees, transfer agency costs and other administrative expenses, as well as by *fund* the impact on the Fund's shareholders of income taxes. *expenses)*

   The following performance data is provided solely to illustrate the Investment Manager's performance in managing the Similarly Managed Accounts as measured against a broad-based market index. Investors should not rely on the performance data of the Similarly Managed Accounts as an indication of future performance of the Fund. The performance of the Fund is shown in the Financial Highlights section of this prospectus.

   The performance was not calculated pursuant to the methodology established by the SEC that is used to calculate the Fund's performance. The use of methodology different from that used to calculate performance could result in different performance data.

   The performance results shown below include all accounts that the Investment Manager considers to be substantially similar to the Fund. The performance of the Similarly Managed Accounts does not represent, and is not a substitute for, the performance of the Fund, and you should not assume that the Fund will have the same future performance as the Similarly Managed Accounts. It is inappropriate and would be inaccurate for an investor to consider the Similarly Managed Accounts' performance below as being indicative of the future performance of the Fund. The Investment Manager has included this section because it believes that the performance information presented is sufficiently relevant, as related or supplemental information only, to merit consideration by prospective Fund investors. **Prior performance represents the historical performance for Similarly Managed Accounts (including the Fund), but is not the Fund's performance or necessarily indicative of the Fund's future performance.**
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| ALLIANCEBERNSTEIN | RR Donnelley ProFile | PA8710AM007164 11.5.15 | MARhallc0sw | 31-Jul-2014 17:58 EST | 765168 TBL 72 | 3* |
| AB MULTI-MANAGER ALT | | LNF | | | HTM ESS | 0C |

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Similarly Managed Accounts — AllianceBernstein Multi-Manager Hedge Fund Composite*

Average Annual Total Returns

For periods ended March 31, 2014. Inception date is April 1, 1996.

Similarly Managed Accounts and Benchmark	1 Year	3 Year	5 Year	10 Year	Since Inception
Similarly Managed Accounts†	10.74%	6.31%	10.97%	6.23%	8.95%
HFRI Fund of Funds Composite Index (unhedged to U.S. dollar)	6.01%	2.36%	4.90%	3.11%	5.49%

† For the period April 1, 1996 through October 1, 2010, the performance of the Similarly Managed Accounts includes only the performance of the Proprietary Accounts.

Monthly and Annual Returns – Similarly Managed Accounts (From October 1, 2010 to March 31, 2014)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual	HFRI Fund of Funds Composite Index
2014	(0.32)%	2.45%	(1.00)%										1.11%**	0.52%
2013	2.72%	0.60%	1.62%	0.92%	1.74%	(0.95)%	1.24%	(0.48)%	1.91%	1.46%	1.58%	1.76%	15.01%	8.96%
2012	2.90%	2.28%	1.19%	(0.10)%	(1.99)%	0.37%	0.68%	1.53%	1.11%	0.40%	0.78%	1.51%	11.11%	4.79%
2011	1.13%	1.58%	0.45%	1.19%	(0.15)%	(0.75)%	(0.40)%	(3.68)%	(4.29)%	3.06%	(0.91)%	(1.12)%	(4.05)%	(5.72)%
2010										1.91%	0.41%	3.05%	5.44%***	3.62%

Monthly and Annual Returns – Proprietary Accounts (From April 1, 1996 to September 30, 2010)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual	HFRI Fund of Funds Composite Index
2010	0.70%	0.75%	2.58%	1.10%	(2.82)%	(1.11)%	1.66%	(0.49)%	3.11%				5.47%****	2.01%
2009	0.45%	(0.87)%	(0.01)%	2.35%	4.43%	1.19%	2.61%	2.16%	3.19%	0.37%	1.43%	2.46%	21.51%	11.47%
2008	(3.89)%	0.90%	(2.02)%	2.53%	2.59%	(2.21)%	(3.36)%	(0.68)%	(9.96)%	(9.72)%	(4.77)%	(2.63)%	(29.30)%	(21.37)%
2007	1.55%	0.61%	1.53%	2.01%	2.63%	0.46%	(0.39)%	(1.19)%	2.16%	3.07%	(0.94)%	0.66%	12.76%	10.25%
2006	2.51%	0.40%	1.63%	1.45%	(1.22)%	0.09%	(0.08)%	1.25%	1.03%	1.94%	1.84%	1.76%	13.27%	10.39%
2005	0.31%	1.58%	0.39%	(1.05)%	1.27%	1.86%	1.96%	0.44%	1.28%	(1.43)%	1.47%	1.97%	10.46%	7.49%
2004	1.44%	1.22%	0.69%	0.00%	(0.05)%	1.24%	(0.09)%	0.44%	1.63%	0.98%	3.10%	1.95%	13.22%	6.86%
2003	0.42%	0.03%	0.78%	1.88%	2.89%	2.28%	0.04%	1.08%	0.63%	1.97%	1.06%	1.33%	15.32%	11.61%
2002	0.72%	0.28%	1.13%	0.94%	0.70%	(2.18)%	(2.41)%	0.85%	(0.86)%	0.59%	1.09%	0.21%	0.98%	1.02%
2001	0.85%	0.50%	(0.58)%	1.12%	1.02%	1.10%	(0.19)%	0.72%	(1.31)%	0.59%	1.10%	1.36%	6.44%	2.80%
2000	0.87%	1.99%	3.06%	0.95%	(0.24)%	3.52%	0.00%	2.29%	1.03%	(0.47)%	(0.67)%	1.76%	14.92%	4.07%
1999	3.03%	(1.55)%	3.12%	3.32%	0.05%	3.55%	0.83%	0.17%	0.63%	0.62%	2.63%	4.74%	23.08%	26.47%
1998	(1.90)%	3.24%	3.48%	0.94%	(1.84)%	0.00%	(0.11)%	(11.84)%	(1.01)%	(0.29)%	2.91%	4.34%	(3.08)%	(5.11)%
1997	3.36%	0.60%	(0.89)%	0.14%	3.29%	2.63%	4.98%	0.29%	4.81%	(1.36)%	(0.54)%	2.21%	21.05%	16.20%
1996				3.67%	2.39%	1.87%	(0.45)%	1.27%	3.25%	1.72%	1.92%	3.00%	20.19%*****	10.95%

*   The performance of the Similarly Managed Accounts includes the Fund's performance for the period from October 1, 2012 (commencement of Fund operations) through March 31, 2014. The Fund's average annual total return for the one-year and since inception periods ended March 31, 2014 was 8.04% and 10.66%, respectively.

**   For the period from January 1, 2014 to March 31, 2014 (not annualized).

***   For the period from October 1, 2010 to December 31, 2010 (not annualized).

**** For the period from January 1, 2010 to September 30, 2010 (not annualized).

***** For the period from April 1, 1996 to December 31, 1996 (not annualized).